Exhibit 99.2

A.          Operating Results

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2021	2022	2023
Sales	100%	100%	100%
Cost of sales	65.4	65.5	76.9
Gross profit	34.6	34.5	23.1
Research and development expenses	15.6	13.7	16.6
Sales and marketing expenses	5.1	4.6	5.6
General and administrative expenses	3.6	3.0	3.4
Impairment of goodwill	-	-	20.6
Operating Income (loss)	10.2	13.2	(23.1)
Financial income, net	(0.1)	1.6	1.1
Income (loss) before income taxes	10.0	14.9	(22.0)
Income tax expenses (benefit)	1.8	2.8	(0.7)
Net Income (loss)	8.2	12.2	(21.3)

Sales in 2023 decreased by 17.6% to US$ 124,131 thousand compared to US$ 150,582 thousand in 2022, reflecting mainly two major headwinds impacted our business during the second half of the year. The first one is a result of customers’ excess inventories built during a few years of supply chain issues started with Covid and continued with a long period of electronic component shortages. The second one is the global economic slowdown and high interest rates leading to longer decision-making processes on new projects and slower investment and implementation of existing infrastructure projects.

Sales in 2022 increased by 17.2% to US$ 150,582 thousand compared to US$ 128,460 thousand in 2021, reflecting the continued high demand for our products and our success in mitigating the impacts of the global component shortage crisis. The increase in sales was mainly attributed to the success of our Smart Edge products, expanding our total addressable market for these products beyond SD-WAN to markets such as SASE, Dedicated Internet, as well as other markets.

Gross profit in 2023 was US$ 28,689 thousand compared to US$ 51,956 thousand in 2022. Gross profit as a percentage of sales in 2023 was 23.1%, compared to 34.5% in 2022. The lower gross profit percentage in 2023 compared to 2022 was mainly attributed to: (i) US$ 5.3 million impairment of intangible assets, (ii) changes to the mix of products that we sold in 2023, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2023 increased to 5.2% (of which 3.5% (US$ 4.3 million) is attributed to a one-time write-down of inventory related to an impairment of intangible assets), compared to 2.0% in 2022.

Gross profit in 2022 was US$ 51,956 thousand compared to US$ 44,388 thousand in 2021. Gross profit as a percentage of sales in 2022 was 34.5%, compared to 34.6% in 2021. The change in the gross profit percentage in 2022 compared to 2021 was mainly attributed to the mix of products that we sold in 2022, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2022 decreased to 2.0%, compared to 4.1% in 2021.

Research and development expenses in 2023 increased by 0.4% to US$ 20,638 thousand compared to US$ 20,563 thousand in 2022. This increase was mainly attributed to a decrease in capitalization of internal software development costs, amounted to US$ 1,092 thousand in 2023, compared to US$ 2,547 thousand in 2022, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,118 thousand.

Research and development expenses in 2022 increased by 2.3% to US$ 20,563 thousand compared to US$ 20,091 thousand in 2021. This increase was mainly attributed to a decrease in capitalization of internal software development costs in the amount of US$ 2,547 thousand in 2022, compared to US$ 3,562 thousand in 2021, as well as an increase in the share-based compensation which amounted to approximately US$ 1,454 thousand in 2022, compared to US$ 1,011 thousand in 2021, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,018 thousand.

Sales and marketing expenses in 2023 decreased by 0.8% to US$ 6,935 thousand compared to US$ 6,990 thousand in 2022. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 329 thousand, offset by our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 301 thousand.

Sales and marketing expenses in 2022 increased by 5.9% to US$ 6,990 thousand compared to US$ 6,599 thousand in 2021. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 484 thousand, as well as to an increase in the share-based compensation which amounted to approximately US$ 774 thousand in 2022, compared to US$ 697 thousand in 2021, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 170 thousand.

General and administrative expenses in 2023 decreased by 5.5% to US$ 4,229 thousand compared to US$ 4,477 thousand in 2022. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 652 thousand, offset by an increase in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 359 thousand.

General and administrative expenses in 2022 decreased by 3.5% to US$ 4,477 thousand compared to US$ 4,641 thousand in 2021. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 228 thousand, offset by an increase in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 28 thousand,  as well as to an increase in the share-based compensation, which amounted to approximately US$ 710 thousand in 2022, compared to US$ 674 thousand in 2021.

Impairment of goodwill - as of the end of 2023 we deemed our entire goodwill in the amount of US$ 25,561 thousand impaired and recorded an impairment charge of US$ 25,561 thousand, compared to no impairment of goodwill in 2022.

Financial income, net in 2023 amounted to US$ 1,372 thousand compared to financial income, net of US$ 2,464 thousand in 2022. The change is mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 163 thousand in 2023 compared to financial income of  US$ 2,308 thousand in 2022, offset by an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, which amounted to US$ 1,254 thousand in 2023 compared to US$ 230 thousand in 2022.

Financial income, net in 2022 amounted to US$ 2,464 thousand compared to financial expenses, net of US$ 152 thousand in 2021. The change is mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 2,308 thousand in 2022 compared to financial expenses of US$ 1,031 thousand in 2021, offset by a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 230 thousand in 2022 compared to US$ 927 thousand in 2021.

In 2023 we recorded current income tax expenses of US$ 1,122 thousand and deferred income tax benefit of US$ 1,885 thousand compared to current income tax expenses of US$ 2,963 thousand and deferred income tax expenses of US$ 1,178 thousand in 2022. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income taxes was mainly attributed to the following factors:  (i) deferred income tax benefit related to acquired goodwill, which amounted to US$ 382 thousand in 2023 compared to deferred income tax expenses in the amount of  US$ 1,511 thousand in 2022, (ii) deferred income tax benefit relating to intangible assets, which amounted to US$ 150 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 253 thousand in 2022, (iii) an increase in income tax benefit relating to tax loss carryforwards, which amounted to US$ 306 thousand in 2023 compared to 0 thousand in 2022, (iv) deferred income tax expenses relating to research and development costs, which amounted to US$ 315 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 620 thousand in 2022, offset by (v) deferred income tax expenses relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 53 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 36 thousand in 2022. In addition, in 2023 we recorded an income tax benefit relating to prior years in the amount of US$ 126 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 57 thousand in 2022.

In 2022 we recorded current income tax expenses of US$ 2,963 thousand and deferred income tax expenses of US$ 1,178 thousand compared to current income tax expenses of US$ 2,473 thousand and deferred income tax expenses of US$ 48 thousand in 2021. The increase in our current income tax expenses was mainly attributed to an increase in our income and the resulting taxable income. The increase in the deferred income tax expenses was mainly attributed to the following factors: (i) deferred income tax expenses relating to research and development costs, which amounted to US$ 620 thousand in 2022 compared to deferred income tax benefit in the amount of US$ 141 thousand in 2021, (ii)  deferred tax expenses relating to intangible assets, which amounted to US$ 253 thousand in 2022 compared to deferred income tax expenses in the amount of US$ 25 thousand in 2021, (iii)  deferred income tax expenses relating to share-based compensation provided to our employees and directors, which amounted to US$ 36 thousand in 2022 compared to deferred income tax benefit in the amount of US$ 62 thousand in 2021, offset by (iv) a decrease in income tax expenses relating to tax loss carryforwards, which amounted to US$ 0 thousand in 2022 compared to income tax expenses which amounted to US$ 66 thousand in 2021. In addition, in 2022 we recorded an income tax benefit relating to prior years in the amount of US$ 57 thousand, compared to an income tax benefit relating to prior years In the amount of US$ 157 thousand in 2021.

In 2023 we recorded net loss of US$ 26,413 thousand compared to net income of US$ 18,306 thousand in 2022. The loss was mainly attributed to: (i) US$ 25.6 million impairment of goodwill, (ii) US$ 5.3 million impairment of intangible assets, (iii) a one-time US$ 4.3 million inventory write-off related to impairment of intangible assets, and (iv) a decrease in our activity and sales.

In 2022 we recorded net income of US$ 18,306 thousand compared to net income of US$ 10,541 thousand in 2021, an increase of 73.7%. The increase was mainly attributed to the increase in our activity and sales.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B. Liquidity and Capital Resources

As of December 31, 2023, we had working capital of US$ 122,251 thousand and our current ratio (current assets to current liabilities) was 10.49. Cash and cash equivalents as of December 31, 2023 increased by US$ 16,238 thousand to US$ 46,972 thousand, compared to US$ 30,734 thousand as of December 31, 2022. Short-term marketable securities increased by US$ 3,937 thousand to US$ 7,957 thousand, compared to US$ 4,020 thousand as of December 31, 2022, and long-term marketable securities increased by US$ 1,456 thousand to US$ 16,619 thousand, compared to US$ 15,163 thousand as of December 31, 2022. The net increase of US$ 21,631 thousand in these three balance sheet items in 2023 was mainly attributed to the following factors: (i) positive net cash provided by operating activities in the amount of US$ 31,924 thousand,  offset by (ii) purchase of treasury shares in the amount of approximately US$ 9,320 thousand, (iii) payments in relation to purchase of property, plant and equipment which amounted to US$ 1,122 thousand, and (iv) investment in intangible assets which amounted to US$ 1,092 thousand.

Trade receivables decreased to US$ 25,004 thousand as of December 31, 2023, compared to US$ 27,258 thousand as of December 31, 2022. This decrease was mainly attributed to the decrease in our sales. Other receivables increased to US$ 3,688 thousand as of December 31, 2023, compared to US$ 3,620 thousand as of December 31, 2022.

Trade payables decreased to US$ 4,139 thousand as of December 31, 2023, compared to US$ 15,922 thousand as of December 31, 2022. This decrease was mainly attributed to the decrease in our purchasing of inventory. Other payables and accrued liabilities decreased to US$ 6,668 thousand as of December 31, 2023, compared to US$ 9,641 thousand as of December 31, 2022. This decrease was mainly attributed to a decrease in our employee related payable benefits.

Inventories decreased to US$ 51,507 thousand as of December 31, 2023, compared to US$ 87,985 thousand as of December 31, 2022. This decrease was primarily the result of a decrease in our inventory purchasing, and a decrease in our inventory level needed to support our customers' orders.

Cash provided by operating activities in 2023 amounted to US$ 31,924 thousand compared to cash used in operating activities in the amount of US$ 4,090 thousand in 2022. The cash provided by operating activities in 2023 was mainly attributed to a decrease in our inventory.

Capital expenditures on property and equipment for the year ended December 31, 2023 were US$ 1,275 thousand, compared to US$ 2,121 thousand as of December 31, 2022.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.